Item 77D - Prime Series (a series of Cash
Reserve Fund, Inc.)

Effective on or about May 2, 2016, Prime
Series (the "Fund") will operate as a
government money market fund under the
amendments to Rule 2a-7 under the
Investment Company Act of 1940, as
amended, that were adopted in July 2014
with final compliance dates ranging
between July 2015 and October 2016. As
currently structured, on the final
compliance date for the Rule 2a-7
amendments, the Fund would be required
to implement a floating net asset value and
would be allowed, and in certain situations,
required, to implement liquidity fees and/or
redemption gates. As a government money
market fund, the Fund will continue to seek
to maintain a stable $1.00 net asset value
(although the Fund will seek to maintain a
$1.00 net asset value, there is no guarantee
that it will be able to do so and if the net
asset value falls below $1.00, you would
lose money) and the Fund will not be
required to implement liquidity fees and/or
redemption gates. As a government money
market fund, the Fund will invest at least
99.5% of the Fund's total assets in cash,
US government securities, and/or
repurchase agreements that are
collateralized by these same securities.
In order for the Fund to operate as a
government money market fund,
shareholders approved revisions to the
Fund's fundamental investment policy
relating to concentration (the
"Concentration Policy") such that the
Fund would no longer be required to
invest more than 25% of its total assets
in obligations of banks and other
financial institutions. If not revised, the
current Concentration Policy would
have precluded the Fund from
operating as a government money
market fund. The Fund is a "feeder"
fund that pursues its investment
objective by investing substantially all
of its assets in a "master portfolio," the
Cash Management Portfolio (the
"Portfolio"), under a master-feeder
structure. The Portfolio invests directly
in securities and other instruments and
the Fund has the same investment
objective and policies as the Portfolio.
Effective on or about May 2, 2016, the
Portfolio will also operate as a
government money market fund.
In addition to the revised Concentration
Policy, the following changes to the Fund
for it to operate as a government money
market fund will also take effect on May
2, 2016:
(i)	A revised investment objective, as
follows:
"The fund seeks maximum current
income to the extent consistent with
stability of principal."
(ii)	The adoption of a principal
investment strategy to invest at least
99.5% of the Fund's total assets in
cash, US government securities,
and/or repurchase agreements that are
collateralized by these same
securities.

(iii)	Name changes as follows:

Current Name
New Name
Cash Reserve Fund, Inc.
Cash Reserve Fund, Inc. (No Change)
Prime Series:
Deutsche Government Series:
Cash Reserve Prime Shares
Cash Reserve Government Shares
Cash Reserve Prime Institutional Shares
Cash Reserve Government Institutional Shares

(iv)	The adoption of a principal
investment strategy to invest at
least 80% of net assets, plus the
amount of any borrowings for
investment purposes, in US
government securities and/or
repurchase agreements that are
collateralized by US government
securities.